

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

October 31, 2022

Enerplus Closes the Sale of Certain Canadian Assets

Calgary, Alberta - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) announced today that it has closed the previously announced sale of certain Canadian assets located in Alberta (the "Assets") to Journey Energy Inc. for total consideration of CDN$140 million, prior to closing adjustments. The Assets include the Company's Ante Creek and Medicine Hat operations along with its broad interests west of the fifth and sixth meridians of Alberta.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304